WILLIAMS LAW GROUP, P.A.
                               2503 W. Gardner Ct.
                                 Tampa FL 33611
                                     Phone:
                                  813-831-9348
                                Fax: 813-832-5284
                         e-mail: wmslaw@tampabay.rr.com

May 20, 2006

Mr. Albert Yarashus
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Re:   Majestic Oil & Gas, Inc.
      Registration Statement on Form SB-2
      Amendment No. 3
      File No. 333-127813

Dear Mr. Yarashus:

We have enclosed the above Amendment.

Responses to your comment letter dated February 10, 2006 concerning Amendment 2 which was not reviewed due to stale financials, and thus apply to this Amendment 3, are set forth in the attached Table, with page number references to pages in the marked copy.

Thank you for your consideration.


                                                    Sincerely,

                                                    Michael T. Williams, Esq.